SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549

                                          FORM 12b-25

                                  Notification of Late Filing

                                Commission File Number 0-16271

(Check one):      [   ] Form 10-K     [  ] Form 11-K     [  ] Form 20-F
                  [ X ] Form 10-Q     [  ] Form N-SAR

                              For period ended:   March 31, 1995

[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR

        For the Transition Period Ended:

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                           Part I.

                                    REGISTRANT INFORMATION

Full name of registrant:                      DVI, Inc.

Address of principal executive office
(Street and number):                          One Park Plaza, Suite 800

City, State and Zip Code:                     Irvine, CA  92714

                                          Part II.

                                    Rule 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[  ]    (c) The accountant's statement or other exhibit required
        by Rule 12b-25(c) has been attached if applicable.

                                           Part III.

                                           NARRATIVE

        State below in reasonable detail the reasons why Form 10-
K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        The preparation of the Company's Form 10-Q for the period ended March 31, 1995 has been delayed due principally to the serious medical condition of Mr. James G. Costello, the Company's Chief Financial Officer. His illness has resulted in his absence from the Company for approximately the past forty-five days.

                                          Part IV.

                                       OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

               Jennifer C. McKenzie                   (215) 230-2901

        (2)    Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes [  ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 [ ] Yes [X] No


                                           DVI, INC.
                         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  May 15, 1995               By: /s/ John P. Boyle
                                       -----------------
                                       JOHN P. BOYLE
                                       Vice President and
                                       Chief Accounting Officer

                                           ATTENTION

        Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (see 18 U.S.C. 1001).